Exhibit 99.1

Copa Holdings Reports Net Income of $100.8 million and EPS of $2.38 for the Fourth Quarter of 2017

Excluding special items, adjusted net income came in at $100.3 million, or Adjusted EPS of $2.36

Panama City, Panama — February 21, 2018. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2017 (4Q17) and full year 2017. The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2016 (4Q16).

The financial information included in this press release is preliminary as the Company has not yet issued its audited financial statements and may differ from those results. During the course of the preparation of the financial statements and related notes and our year-end audit, additional items that would require material adjustments to the preliminary financial information included in this press release may be identified.

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$100.8 million for 4Q17 or earnings per share (EPS) of US$2.38, as compared to net income of US$90.5 million or earnings per share of US$2.14 in 4Q16. Excluding special items, which for 4Q17 include a non-cash gain of US$0.5 million associated with the mark-to-market of fuel hedge contracts, the Company would have reported a net income of US$100.3 million, or adjusted EPS of US$2.36, compared to an adjusted net income of US$54.7 million or adjusted EPS of US$1.29 in 4Q16.

▪	For full year 2017, net income reached US$370.0 million or EPS of US$8.72, compared to a net income of US$334.5 million or earnings per share of US$7.90 for full year 2016. Excluding special items, which for 2017 include a non-cash gain of US$2.8 million associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of US$367.2 million or EPS of US$8.66, compared to an adjusted net income of US$201.4 million or adjusted EPS of US$4.75 for full year 2016.

▪	Operating income for 4Q17 came in at US$120.4 million, representing a 70% increase over operating income of US$70.6 million in 4Q16, as a result of a 2.9% increase in unit revenue per available seat mile (RASM), and a 4.2% decrease in unit costs. Operating margin for 4Q17 came in at 17.8%, compared to an operating margin of 11.7% in 4Q16.

▪	For full year 2017, the Company reported operating income of US$440.1 million, representing an increase of 59% over operating income of US$276.1 million for full year 2016. Operating margin for full year 2017 came in at 17.4%, compared to an operating margin of 12.4% in 2016.

▪	Total revenues for 4Q17 increased 12.4% to US$675.6 million. Yield per passenger mile increased 1.2% to 12.9 cents and RASM came in at 11.1 cents, or 2.9% above 4Q16.

▪	For 4Q17, consolidated passenger traffic grew 11.3% while consolidated capacity grew 9.2%. As a result, consolidated load factor for the quarter increased 1.6 percentage points to 83.2%. For full year 2017, consolidated load factor was also 83.2%, 2.8 percentage points higher than 2016 on 8.8% capacity growth.

▪	Operating cost per available seat mile (CASM) decreased 4.2%, from 9.5 cents in 4Q16 to 9.1 cents in 4Q17. CASM excluding fuel costs decreased 6.7% from 6.9 cents in 4Q16 to 6.5 cents in 4Q17, mainly as a result of a non-cash adjustment in our aircraft useful life assumptions, which significantly increased the depreciation expense in 4Q16.

▪	Cash, short-term and long-term investments ended 2017 slightly over US$1.0 billion, representing 40% of the last twelve months’ revenues.

▪	Copa Holdings ended the year with a consolidated fleet of 100 aircraft – 66 Boeing 737-800s, 14 Boeing 737-700s, and 20 Embraer-190s.

▪	For 2017, Copa Airlines ended the year with a consolidated on-time performance of 86.7% and a flight-completion factor of 99.4%, maintaining its position among the best in the industry.

Subsequent Events

▪	In January 2018, the company took delivery of one Boeing 737-800, increasing the consolidated fleet to 101 aircraft.

▪	Also in January 2018, the company was recognized by FlightStats – for the fifth consecutive year – as the most on-time airline in Latin America, and by OAG as the 4th most on-time airline in the world.

▪	On February 1, 2018, the company announced three new destinations starting in July: Salvador and Fortaleza, our 8th and 9th destinations in Brazil, and Bridgetown, Barbados, our 16th destination in the Caribbean.

▪	On February 21, 2018, the Board of Directors of Copa Holdings approved a 2018 quarterly dividend payment of 87 cents per share. Dividends will be distributed during the months of March, June, September and December. The first quarterly dividend of 87 cents per share will be paid on March 15 to shareholders on record as of March 5, 2018.

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Consolidated Financial & Operating Highlights	4Q17	4Q16	Variance vs. 4Q16	3Q17	Variance vs. 3Q17	FY 2017	FY 2016	Variance vs. 2016
Revenue Passengers Carried ('000)	2,460	2,199	11.9%	2,518	-2.3%	9,504	8,560	11.0%
RPMs (mm)	5,086	4,568	11.3%	5,330	-4.6%	19,914	17,690	12.6%
ASMs (mm)	6,111	5,597	9.2%	6,221	-1.8%	23,936	22,004	8.8%
Load Factor	83.2%	81.6%	1.6 p.p.	85.7%	-2.4 p.p.	83.2%	80.4%	2.8 p.p.
Yield	12.9	12.8	1.2%	12.0	7.5%	12.4	12.2	1.5%
PRASM (US$ Cents)	10.8	10.4	3.2%	10.3	4.5%	10.3	9.8	5.0%
RASM (US$ Cents)	11.1	10.7	2.9%	10.6	4.7%	10.6	10.1	4.6%
CASM (US$ Cents)	9.1	9.5	-4.2%	8.6	5.0%	8.7	8.8	-1.4%
CASM Excl. Fuel (US$ Cents)	6.5	6.9	-6.7%	6.3	2.7%	6.3	6.4	-1.7%
Fuel Gallons Consumed (Millions)	78.7	72.4	8.8%	80.0	-1.6%	307.0	284.3	8.0%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.03	1.96	3.5%	1.82	11.0%	1.87	1.86	0.5%
Average Length of Haul (Miles)	2,067	2,078	-0.5%	2,117	-2.3%	2,095	2,067	1.4%
Average Stage Length (Miles)	1,292	1,244	3.9%	1,300	-0.6%	1,282	1,213	5.7%
Departures	32,183	30,499	5.5%	32,593	-1.3%	126,963	123,098	3.1%
Block Hours	106,750	98,150	8.8%	108,930	-2.0%	419,610	388,058	8.1%
Average Aircraft Utilization (Hours)	11.6	10.8	7.7%	11.7	-1.2%	11.4	10.6	7.9%
Operating Revenues (US$ mm)	675.6	601.3	12.4%	657.2	2.8%	2,527.6	2,221.8	13.8%
Operating Income (US$ mm)	120.4	70.6	70.4%	119.1	1.1%	440.1	276.1	59.4%
Operating Margin	17.8%	11.7%	6.1 p.p.	18.1%	-0.3 p.p.	17.4%	12.4%	5.0 p.p.
Net Income (US$ mm)	100.8	90.5	11.4%	103.8	-2.8%	370.0	334.5	10.6%
Adjusted Net Income (US$ mm) (1)	100.3	54.7	83.4%	100.8	-0.5%	367.2	201.4	82.4%
EPS - Basic and Diluted (US$)	2.38	2.14	11.3%	2.45	-2.8%	8.72	7.90	10.4%
Adjusted EPS - Basic and Diluted (US$) (1)	2.36	1.29	83.2%	2.38	-0.5%	8.66	4.75	82.1%
# of Shares - Basic and Diluted ('000)	42,430	42,383	0.1%	42,430	0.0%	42,419	42,358	0.1%

(1) Adjusted Net Income and Adjusted EPS for 4Q17, 4Q16, 3Q17, 2017 and 2016 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and the impact of the Venezuelan currency devaluations.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 4Q17 RESULTS

Copa Holdings’ fourth quarter results reflect the continued improvement in the demand environment. Additionally, good commercial execution allowed the company to make the most of improving traffic trends and to deliver historically high load factors for the quarter. We also saw a year over year improvement in yields, which together with the higher load factors produced a unit revenue improvement and a year over year margin expansion.

Consolidated operating revenues increased 12.4% to US$675.6 million during the quarter on capacity growth of 9.2%. Load factor came in at 83.2%, or 1.6 percentage points above 4Q16, while yields came in at 12.9 cents, or 1.2% higher than 4Q16. As a result, passenger revenues per ASM (PRASM) increased 3.2% from 10.4 cents in 4Q16 to 10.8 cents in 4Q17.

Operating expenses for 4Q17 increased 4.6% to US$555.2 million, while operating cost per ASM (CASM) decreased 4.2% to 9.1 cents. Excluding fuel costs, unit costs decreased 6.7% to 6.5 cents, mainly as a result of a non-cash adjustment in our aircraft useful life assumptions, which significantly increased the depreciation expense in 4Q16.

Aircraft fuel expense increased 12.3% or US$17.5 million compared to 4Q16, as a result of higher jet fuel prices and increased capacity. The Company’s effective jet fuel price, which includes a realized fuel hedge loss of US$0.3 million in 4Q17 and a US$21.3 million loss in 4Q16, increased 3.5%, from an average of US$1.96 per gallon in 4Q16 to US$2.03 per gallon in 4Q17. For 4Q17, the Company had fuel hedges in place representing 5% of its consolidated volume. As of December 31st 2017, the Company had no more outstanding fuel hedge contracts.

The Company recorded a non-operating expense of US$9.3 million for 4Q17 compared to a non-operating income of US$28.3 million for 4Q16. Non-operating expense for 4Q17 includes a US$5.7 million loss related to foreign currency fluctuations and a fuel hedge mark to market gain of US$0.5 million, while 4Q16 non-operating income includes a fuel hedge mark-to-market gain of US$24.3 million and an US$11.5 million gain related to foreign currency translation of the Venezuelan Bolivars.

Copa Holdings closed the quarter with slightly over a US$1 billion in cash, short-term and long-term investments, representing approximately 40% of the last twelve months’ revenues.

Total debt at the end of 4Q17 amounted to US$1.17 billion compared to US$1.18 billion at the end of 4Q16, all of which is related to aircraft financing.

We believe we have a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our hub based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further lower its unit costs, while strengthening its network and product.

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OUTLOOK FOR 2018

For 2018, the Company updates its guidance as follows: Consolidated capacity is expected to grow approximately 9%, and operating margin is still expected to come in within the range of 17 to 19 percent, despite a higher effective fuel price outlook.

Financial Outlook	2018 Guidance	2017 Actual
Capacity - YOY ASM Growth	+/-9%	8.8%
Operating Margin	17-19%	17.4%

Factored into the above mentioned outlook is a load factor of approximately 83%, Unit Revenues (RASM) of 10.9 cents, Unit Costs excluding Fuel (Ex-Fuel CASM) of 6.3 cents and an estimated effective price per gallon of jet fuel, including into-plane costs, of US$2.05 per gallon.

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q17 totaled US$675.6 million, a 12.4% or US$74.3 million increase over operating revenue of US$601.3 million in 4Q16, due to a 12.6% or US$73.8 million increase in passenger revenue.

Passenger revenue totaled US$658.0 million, an increase of 12.6% from passenger revenue of US$584.2 million in 4Q16. A 1.6 percentage point increase in load factor, combined with a 1.2% increase in passenger yield, resulted in a 3.2% increase in PRASM.

Cargo and mail revenue totaled US$14.8 million in 4Q17, a 5.5% increase from 4Q16.

Other operating revenue totaled US$2.7 million in 4Q17, an 8.7% decrease from other operating revenue of US$3.0 million in 4Q16 as a result of fewer services provided to third parties.

Operating expenses

For 4Q17, operating expenses increased 4.6% to US$555.2 million, representing operating cost per available seat mile (CASM) of 9.1 cents. Operating cost per available seat mile excluding fuel costs (CASM Excl. Fuel) decreased 6.7% from 6.9 cents in 4Q16, to 6.5 cents in 4Q17.

Fuel totaled US$159.6 million, a US$17.5 million or 12.3% increase over aircraft fuel expense of US$142.1 million in 4Q16. This increase was a result of 8.8% more gallons consumed given additional capacity, and a 3.5% higher average price per gallon of jet fuel (all-in), which averaged US$2.03 in 4Q17, compared to US$1.96 in 4Q16. This average price per gallon of jet fuel for 4Q17 includes a $0.3 million fuel hedge loss, compared to a US$21.3 million fuel hedge loss in 4Q16.

Wages, salaries, benefits and other employees' expenses totaled US$111.0 million, a 13.9% increase over salaries and benefits of US$97.5 million in 4Q16. This was mainly driven by growth in operational staff to support current and future capacity growth and higher variable compensation.

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Passenger servicing totaled US$26.5 million, a 4.6% increase over passenger servicing of US$25.3 million in 4Q16. This increase resulted primarily from passenger traffic growth.

Airport facilities and handling charges totaled US$42.2 million, a 1.5% increase over 4Q16. This was primarily a result of an increase in departures and passenger traffic.

Sales and distribution totaled US$51.5 million, a 1.7% increase over an expense of US$50.6 million in 4Q16. This increase was mainly a result of higher net bookings due to an increased number of passengers carried, partly offset by lower distribution expenses.

Maintenance, material and repairs totaled US$31.9 million, a 7.3% decrease from maintenance, material and repairs of US$34.5 million in 4Q16. This was a result of accruals for aircraft rental returns made during 4Q 2016.

Depreciation and amortization totaled US$42.2 million in 4Q17, a 22.7% decrease over depreciation of US$54.5 million in 4Q16. This decrease was primarily the result of an adjustment of the fleet’s useful life assumption from 30 to 27 years during 4Q 2016.

Flight operations, aircraft rentals and other rentals, cargo and courier expenses combined increased 4.7%, from US$57.9 million in 4Q16 to US$60.6 million in 4Q17, mainly as a result of additional flying and increased overflight rates in certain countries, partly offset by lower aircraft rental expense due mainly to lease returns.

Other operating and administrative expenses totaled US$29.8 million in 4Q17, an increase of 11.7% versus 4Q16, mainly as a result of the timing of certain expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$9.3 million in 4Q17, compared to a net income of US$28.3 million in 4Q16.

Finance cost totaled US$8.7 million in 4Q17, a 1.9% decrease from interest expense of US$8.9 million in 4Q16, as a result of a lower average debt balance.

Finance income totaled US$5.4 million, a 56.5% increase over interest income of US$3.5 million in 4Q16, as a result of higher cash balance and higher interest rates.

Gain (loss) on foreign currency fluctuations totaled a US$5.7 million loss, compared to a US$9.7 million gain in 4Q16. This was mainly the result of changes in the Venezuelan currency.

Net change in the value of derivatives resulted in a gain of US$0.5 million, compared to a gain of US$24.3 million in 4Q16 related to the mark to market of fuel hedge contracts.

Other non-operating income (expense) resulted in a net expense of US$0.9 million in 4Q17 compared to a net expense of US$0.4 million in 4Q16.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 75 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 81 Boeing 737NG aircraft and 20 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q17	4Q16*	Change	3Q17	Change	2017	2016*	Change
Operating Revenues
Passenger revenue	658,001	584,250	12.6%	641,244	2.6%	2,462,419	2,155,167	14.3%
Cargo and mail revenue	14,841	14,063	5.5%	13,600	9.1%	55,290	53,989	2.4%
Other operating revenue	2,735	2,995	-8.7%	2,325	17.7%	9,847	12,697	-22.4%
Total Operating Revenue	675,578	601,308	12.4%	657,169	2.8%	2,527,556	2,221,852	13.8%

Operating Expenses
Fuel	159,556	142,087	12.3%	145,968	9.3%	572,746	528,996	8.3%
Wages, salaries, benefits and other employees' expenses	110,952	97,454	13.9%	103,775	6.9%	415,147	370,190	12.1%
Passenger servicing	26,481	25,320	4.6%	27,008	-2.0%	99,447	86,329	15.2%
Airport facilities and handling charges	42,238	41,616	1.5%	45,222	-6.6%	171,040	159,772	7.1%
Sales and distribution	51,474	50,626	1.7%	50,157	2.6%	200,413	193,984	3.3%
Maintenance, materials and repairs	31,932	34,452	-7.3%	39,777	-19.7%	124,709	121,781	2.4%
Depreciation and amortization	42,151	54,548	-22.7%	41,847	0.7%	164,345	159,277	3.2%
Flight operations	25,082	22,394	12.0%	26,535	-5.5%	101,647	88,188	15.3%
Aircraft rentals and other rentals	33,313	33,728	-1.2%	33,382	-0.2%	134,539	138,885	-3.1%
Cargo and courier expenses	2,218	1,764	25.8%	1,801	23.2%	7,375	6,099	20.9%
Other operating and administrative expenses	29,790	26,679	11.7%	22,569	32.0%	96,087	92,215	4.2%
Total Operating Expense	555,186	530,668	4.6%	538,041	3.2%	2,087,494	1,945,716	7.3%

Operating Profit	120,392	70,640	70.4%	119,128	1.1%	440,062	276,136	59.4%

Non-operating Income (Expense):
Finance cost	(8,725)	(8,894)	-1.9%	(8,639)	1.0%	(35,223)	(37,023)	-4.9%
Finance income	5,443	3,479	56.5%	4,801	13.4%	17,939	13,000	38.0%
Gain (loss) on foreign currency fluctuations	(5,676)	9,738	-158.3%	593	n/m	(5,218)	13,042	-140.0%
Net change in fair value of derivatives	539	24,341	-97.8%	2,946	-81.7%	2,801	111,642	-97.5%
Other non-operating income (expense)	(917)	(389)	136.0%	(616)	48.9%	(2,337)	(3,982)	-41.3%
Total Non-Operating Income/(Expense)	(9,335)	28,276	-133.0%	(916)	919.2%	(22,039)	96,679	-122.8%

Profit before taxes	111,057	98,915	12.3%	118,212	-6.1%	418,023	372,815	12.1%

Income tax expense	10,212	8,371	22.0%	14,416	-29.2%	48,000	38,271	25.4%

Net Profit	100,844	90,544	11.4%	103,796	-2.8%	370,022	334,544	10.6%

EPS - Basic and Diluted	2.38	2.14	11.3%	2.45	-2.8%	8.72	7.90	10.4%
Shares - Basic and Diluted	42,429,821	42,382,757	0.1%	42,429,841	0.0%	42,418,773	42,358,091	0.1%

* During 2017, the Company implemented a business, planning and financial consolidation system, which resulted in a new classification of the chart of accounts. Prior periods have been reclassified for ease of comparison.

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Copa Holdings, S. A. and subsidiaries
Balance Sheet - IFRS
(US$ Thousands)	December 31	December 31
	2017	2016
	(Unaudited)	Audited*

ASSETS

Current Assets
Cash and cash equivalents	238,792	331,687
Restricted cash and cash equivalents	-	-
Short-term investments	705,108	483,002
Total cash, cash equivalents and short-term investments	943,900	814,689

Accounts receivable, net	115,323	113,408
Accounts receivable from related parties	318	499
Expendable parts and supplies, net	81,825	74,502
Prepaid expenses	45,421	58,370
Other current assets	11,701	7,650
TOTAL CURRENT ASSETS	1,198,488	1,069,118

Long-term investments	65,953	953
Long-term accounts receivable	2,444	1,957
Long-term prepaid expenses	26,130	26,398
Property and equipment, net	2,825,904	2,623,682
Intangible, net	81,115	69,502
Net pension asset	3,185	8,826
Deferred tax assets	18,571	18,339
Other Non-Current Assets	31,140	27,064
TOTAL NON-CURRENT ASSETS	3,054,442	2,776,721

TOTAL ASSETS	4,252,930	3,845,839

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term debt	298,462	222,718
Accounts payable	125,613	104,590
Accounts payable to related parties	12,880	8,680
Air traffic liability	470,692	395,580
Frequent flyer deferred revenue	13,186	9,044
Taxes and interest payable	81,440	68,483
Employee benefits obligations	51,262	41,707
Income tax payable	3,700	1,401
Other Current Liabilities	1,156	4,385
TOTAL CURRENT LIABILITIES	1,058,391	856,588

Long-term debt	876,119	961,414
Frequent flyer deferred revenue long term	33,115	26,324
Other long - term liabilities	123,182	114,268
Deferred tax Liabilities	50,628	44,974
TOTAL NON-CURRENT LIABILITIES	1,083,044	1,146,980

TOTAL LIABILITIES	2,141,435	2,003,568

EQUITY
Issued Capital
Class A - 33,776,480 issued and 31,185,641 outstanding	21,030	20,988
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional Paid-In Capital	72,953	64,986
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,780,299	1,552,547
Net Income	370,023	334,544
Other Comprehensive Income	(3,888)	(1,872)
TOTAL EQUITY	2,111,495	1,842,271

TOTAL LIABILITIES AND EQUITY	4,252,930	3,845,839

* During 2017, the Company implemented a business, planning and financial consolidation system, which resulted in a new classification of the chart of accounts. Prior periods have been reclassified for ease of comparison.

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the twelve months ended December 31,

(In US$ thousands)

	2017	2016	2015
	(Unaudited)	(Audited)	(Audited)
Cash flow from operating activities	727,333	594,590	316,863
Cash flow (used in) from investing activities	(578,159)	(179,909)	32,384
Cash flow used in financing activities	(204,757)	(248,625)	(357,466)
Net increase (decrease) in cash and cash equivalents	(55,583)	166,056	(8,219)
Cash and cash equivalents at January 1	331,687	204,715	221,443
Cash and cash equivalents at December 31	$238,792	$331,687	$204,715

Short-term investments	705,108	483,002	416,005
Long-term investments	65,953	953	861
Restricted cash and cash equivalents *	-	-	64,228
Total cash and cash equivalents and investments at December 31	$1,009,853	$815,642	$685,809

* Restricted cash corresponds to margin calls to secure derivative financial instruments transactions.

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Income
and Adjusted EPS	4Q17	4Q16	3Q17	FY17	FY16

Net profit as Reported	$100,844	$90,544	$103,796	$370,022	$334,544

Special Items (adjustments):
Gain due to devaluation of Venezuelan Bolivar		$(11,501)			$(21,543)
Net change in fair value of derivatives	$(539)	$(24,341)	$(2,946)	$(2,801)	$(111,642)
Adjusted Net Income	$100,305	$54,702	$100,850	$367,222	$201,359

Shares used for Computation (in thousands)
Basic and Diluted	$42,430	$42,383	$42,430	$42,419	$42,358

Adjusted earnings per share - Basic and Diluted	$2.36	$1.29	$2.38	$8.66	$4.75

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	4Q17	4Q16	3Q17	FY17	FY16

Operating Costs per ASM as Reported (in US$ Cents)	9.1	9.5	8.6	8.7	8.8
Aircraft fuel per ASM (in US$ Cents)	(2.6)	(2.5)	(2.3)	(2.4)	(2.4)
Operating Costs per ASM excluding fuel (in US$ Cents)	6.5	6.9	6.3	6.3	6.4

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